Colten Matthew Jury

CAREER SUMMARY

Retail Account Management / Customer Development / Retail Sales & Merchandising
Strong Communication, & Multi-Tasking Skills; Highly Motivated with the Ability to Learn New Industries Quickly; Exceptional at Developing New Business, Securing Customer Loyalty & Building Strong Relationships with Customers

● Contract Negotiations	● Market Development	● New Product Introduction
● Profit & Loss Management	● New Business Acquisition	● Portfolio Expansion

PROFESSIONAL EXPERIENCE

Alien Beverages LLC dba. Area 51 Energy   **10/2025 — Present**
COO

CONGO BRANDS – DFW, TX   **12/2023 – 10/2025**
Distributor Manager:
- Accountable for Large Format and Small Format Execution
- Responsible for 500+ Large Format accounts and 3000+ Small Format accounts
- Facilitate Weekly Team Meetings: Sales, Marketing & Strategy
- Manage Distributor Performance vs Plan
- Implement Sales Incentives to Drive Retail Execution
- Manage Accounting & Billbacks

CONGO BRANDS – DFW, TX   **04/2023 – 12/2023**
Market Manager:
- Accountable for 7 Large Format Sales Representatives & 1 SDL Designate
- Responsible for 500+ Large Format accounts
- Facilitate Weekly Team Meetings: Sales, Marketing & Strategy
- Design & execute local account specific programming

PEPSICO – PHOENIX, AZ   **12/2022 – 04/2023**
District Sales Manager:
- Accountable for 14 Large Format Sales Representatives & 1 SDL Designate
- Manage over $16.8MM in Net Revenue and 1.3MM cases
- Responsible for 48 Large Format accounts
- Facilitate Weekly Team Meetings: Sales, Marketing & Safety
- Design & execute local account specific programming

PEPSICO – PHOENIX, AZ   **08/2020 – 12/2022**
Customer Development Account Representative:
- Manage over $3.8MM in Net Rev and over 200M cases
- Responsible for 162 Convenience & Gas locations
- Negotiate & execute Customer Development Agreements
- Design & implement local account specific programming
- President's Award Winner

PEPSICO – PHOENIX, AZ.   **07/2019 – 08/2020**
Energy Sales Representative:
- Responsible for 153 Convenience & Gas locations (West Phoenix Metro Area)
- Negotiate & execute Energy Drink agreements
- New product introductions & designing /implementing sales strategies
- Design & implement local account specific programming

IT SKILLS: ERT Reporting, VIP Karma, VIP idig, SRS, Smartr, Briefcase, Microsoft Office Programs - Word, Excel, PowerPoint, Outlook, Smart Selling Deal, Tableau